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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SKECHERS U.S.A., INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

830566 10 5

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830566 10 5	13G	Page 2 of 4 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Michael Greenberg as a trustee of the Michael and Wendy Greenberg Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions): Inapplicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,176,419 (Class B Common Stock) and 2,500 (Class A Common Stock)

		6.	Shared Voting Power: 9,234 (Class A Common Stock)

		7.	Sole Dispositive Power: 1,176,419 (Class B Common Stock) and 2,500 (Class A Common Stock)

		8.	Shared Dispositive Power: 9,234 (Class A Common Stock)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
Mr. Greenberg as a trustee of the Michael and Wendy Greenberg Family Trust holds 1,176,419 shares of Class B Common Stock, which are convertible at any time on request of the stockholder on a share for share basis into Class A Common Stock. This number includes options held by Michael Greenberg to purchase 2,500 shares of Class A Common Stock exercisable within 60 days from December 31, 2002.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☒

The aggregate amount excludes (i) 6 shares of Class A Common Stock held by Wendy Greenberg, Michael Greenberg's wife; and (ii) 9,228 shares of Class A Common Stock held by Mr. Greenberg's minor children and of which a third party acts as custodian. Mr. Greenberg disclaims beneficial ownership of all these shares.

11.	Percent of Class Represented by Amount in Row (9): 6.0%[1]

12.	Type of Reporting Person (See Instructions): IN

1.	Based on 18,473,669 shares of Class A Common Stock outstanding as of January 30, 2003 and 1,176,419 shares of Class B Common Stock held by Mr. Greenberg as a trustee of the Michael and Wendy Greenberg Family Trust, which are convertible at any time on request of the stockholder on a share for share basis into Class A Common Stock, options held by Mr. Greenberg to purchase 2,500 shares of Class A Common Stock exercisable within 60 days of December 31, 2002 and 9,234 shares of Class A Common Stock which Mr. Greenberg disclaims beneficial ownership. Mr. Greenberg beneficially owns 6.1% of the Class B Common Stock which is based on 19,217,617 shares of Class B Common Stock outstanding as of January 30, 2003. Mr. Greenberg beneficially owns 3.1% of the aggregate amount of Class A and Class B Common Stock outstanding as of January 30, 2003. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of January 30, 2003, Mr. Greenberg holds 5.6% of the combined voting power of the Company’s capital stock. For the purpose of this footnote, all calculations include those shares for which Mr. Greenberg disclaims beneficial ownership.

CUSIP No. 830566 10 5	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer –Skechers U.S.A., Inc.
(b)	Address of Issuer’s Principal Executive Offices – 228 Manhattan Beach Blvd., Manhattan Beach, California. 90266.

Item 2.

(a)	Names of Person Filing – Michael Greenberg as a trustee of the Michael and Wendy Greenberg Family Trust.
(b)	Address of Principal Business Office or, if none, Residence - 228 Manhattan Beach Blvd., Manhattan Beach, California.
(c)	Citizenship - United States
(d)	Title of Class of Securities – Class A Common Stock
(e)	CUSIP Number – 830566 10 5

Item 3.

(a)	☐ Broker or Dealer registered under Section 15 of the Act
(b)	☐ Bank as defined in section 3(a)(6) of the Act
(c)	☐ Insurance Company as defined in section 3(a)(19) of the act
(d)	☐ Investment Company registered under section 8 of the Investment Company Act
(e)	☐ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-l(b)(l)(ii)(F)
(g)	☐ Parent Holding Company, in accordance with §240.13d-l(b)(ii)(G) (Note: See Item 7)
(h)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J)

Item 4. Ownership

(a)	Amount Beneficially Owned –1,185,659 shares (1,176,419 shares of Class B Common Stock and 9,240 shares of Class A Common Stock)(1)(2)
(b)	Percent of Class – 6.0% of the Class A Common Stock, 3.1% of the total Class A Common Stock and Class B Common Stock and 5.6% of the combined voting power of the Company’s capital stock. (1)(2)
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote –1,178,919 (1,176,419 Class B Common Stock and 2,500 Class A Common Stock)(2)
(ii)	shared power to vote or to direct the vote – 9,240 Class A Common Stock(1)
(iii)	sole power to dispose or to direct the disposition of - 1,178,919 (1,176,419 Class B Common Stock and 2,500 Class A Common Stock)(2)
(iv)	shared power to dispose or to direct the disposition of – 9,240 Class A Common Stock(1)

(1)	Includes an aggregate of 9,240 Class A Common Stock held by Mr. Greenberg’s wife and minor children of Mr. Greenberg, as to which Mr. Greenberg disclaims beneficial ownership.

(2)	Includes options held by Michael Greenberg to purchase 2,500 shares of Class A Common Stock exercisable within 60 days from December 31, 2002.

Item 5. Ownership of 5 Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of security, check the following [ ]

CUSIP No. 830566 10 5	13G	Page 4 of 4 Pages

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

     Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

     Inapplicable.

Item 8. Identification and Classification of Members of the Group

     Inapplicable.

Item 9. Notice of Dissolution of Group

     Inapplicable.

Item 10. Certification

     Inapplicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2003

	Signature:	/s/ Michael Greenberg

	Name:	Michael Greenberg, Trustee of the Michael and Wendy Greenberg Family Trust

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)